SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )


                     Kenetech Corporation
                        (Name of Issuer)

                  8.25% Convertible Preferred Stock
                 (Title of Class of Securities)

                           488878307
                         (CUSIP Number)

1.   Name of Reporting Person      Eaton Vance Management
                                   #04-3101341

2.   Check the appropriate
     Box if a Member of a Group    Group Disclaims

3.   SEC use only


4.   Citizenship or
     Place of Organization         Boston, Massachusetts

5.   Sole Voting Power             205,000 shares

6.   Shared Voting Power            51,300 shares

7.   Sole Dispositive Power        205,000 shares

8.   Shared Dispositive Power       51,300 shares

9.   Aggregate Amount
     Beneficially Owned by
     Each Reporting Person         256,300 shares

10.  Check Box if Aggregate
     Amount in Row 9 Excludes
     Certain Shares

11.  Percentage of Class
     Represented By Amount
     in Row 9                      5.70%

12.  Type of Reporting
     Person                        Investment Adviser (IA)



                          Schedule 13G


Item 1(a)Name of Issuer:

   Kenetech Corporation

Item 1(b)Address of Issuer's Principal Executive Office:

   500 Sansome Street
   San Francisco, CA 94111

Item 2(a)Name of Person Filing:

   Eaton Vance Management

Item 2(b)Address of Principal Business Office of Person Filing:

   24 Federal Street, Boston, Massachusetts 02110

Item 2(c)Citizenship:

   Boston, Massachusetts

Item 2(d)Title of Class of Securities:

   8.25% Convertible Preferred Stock

Item 2(e)CUSIP Number

   488878307

Item 3  Eligibility to File Schedule 13G:

Eaton Vance Management is an investment adviser registered under
Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser for a group of investment companies registered under Section 8 of the Investment Company Act of 1940 and a variety of private investment accounts.

Item 4  Ownership:

   (a)  As of July 31, 1994:

        1. Total Return Portfolio, a New York State Trust, beneficially owned 200,000 shares of the issuer's 8.25%
        Convertible Preferred Stock (or 4.44% of the 4,500,000 shares believed to be outstanding).






        2. Winslow Environmental Growth Fund beneficially owned
        5,000 shares of the issuer's 8.25% Convertible Preferred
        Stock (or 0.11% of the 4,500,000 shares believed to be outstanding).

        3. Various Private investment accounts, Pension and Profit sharing accounts beneficially owned 51,300 of the issuer's 8.25% Convertible Preferred Stock (or 1.14% of the
        4,500,000 shares believed to be outstanding).

        By virtue of new Rule 13d-3(a)(2) under the Securities Exchange Act of 1934, Eaton Vance Management, in its capacity as investment adviser may be deemed the "beneficial owner" of 256,300 shares of the issuer's 8.25% Convertible Preferred Stock (or 5.70% of the 4,500,000 shares believed to be outstanding), inasmuch as said investment adviser has investment power with respect to such shares.



   (b)  As of July 31, 1994:

        1. Total Return Portfolio, a New York State Trust, has the sole power to vote or to direct the vote of 200,000 shares of the issuer's 8.25% Convertible Preferred stock and the sole power to dispose, or direct the disposition of 200,000 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

        2. Winslow Environmental Growth Fund, has the sole power to vote or to direct the vote of 5,000 shares of the issuer's 8.25% Convertible Preferred stock and the sole power to dispose, or direct the disposition of 5,000 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

        3. Eaton Vance Management has the shared power to vote or to direct the vote of 51,300 shares of the issuer's 8.25% Convertible Preferred stock and the shared power to dispose, or direct the disposition of 51,300 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

Item 5  Ownership of Five Percent of Less of a Class:

   Not Applicable




Item 6  Ownership of More than Five Percent on Behalf of Another
        Person:

   See Item 4 above.

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

   Not Applicable

Item 8  Identification and Classification of Members of the Group:

   Not Applicable

Item 9  Notice of Dissolution of Group:

   Not applicable

Item 10 Certification:

                           DISCLAIMER

Eaton Vance Management disclaims and each Fund and account referred to herein disclaims that it acts or has ever acted (or has ever agreed to act) with any other person (including, without limitation, any one or more of the other entities referred to in this statement or any associate thereof) as a general partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of equity securities of the issuer within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and states the filing or sending of this statement shall not be deemed to constitute any such action or agreement.

CERTIFICATION AND SIGNATURE


Eaton Vance Management certifies that it is a person entitled to file statements on Schedule 13G under Rule 13d-1(b)(1) promulgated under the Securities Exchange Act of 1934, and the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect .

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After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies the information set forth in this statement is true, complete and correct.


EATON VANCE MANAGEMENT



By
  Douglas C. Miller
  Assistant Vice President


August 3, 1994
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